UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

REPAY HOLDINGS CORPORATION

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.0001

(Title of Class of Securities)

76029L100

(CUSIP Number)

July 11, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 76029L100

1.	Names of Reporting Persons Thunder Bridge Acquisition, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,115,000 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,115,000 (1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.7%(2)
12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 76029L100

1.	Names of Reporting Persons Gary Simanson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,115,000 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,115,000 (1)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,115,000 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 10.7%(2)
12.	Type of Reporting Person (See Instructions) IN

(1)	Mr. Simanson is the managing member of Thunder Bridge Acquisition, LLC. As such, he may be deemed to have or share voting and dispositive power of the securities held directly by Thunder Bridge Acquisition, LLC.

(2)	Based on the 38,593,284 shares of Class A common stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

Item 1(a).	Name of Issuer

Repay Holdings Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

3 West Paces Ferry Road

Suite 200

Atlanta, Georgia 30305

Item 2(a).	Names of Persons Filing

Thunder Bridge Acquisition, LLC and Gary Simanson (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

9912 Georgetown Pike

Suite D203

Great Falls, Virginia 22066

Item 2(c).	Citizenship

Thunder Bridge Acquisition, LLC is a limited liability company formed in Delaware. Gary Simanson is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

76029L100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G/A are incorporated herein by reference.

On July 11, 2019, the Issuer consummated its initial business combination (the “Business Combination”). Immediately prior to the consummation of the Business Combination, the Issuer changed its corporate structure and domicile by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware (the “Domestication”). Pursuant to the Domestication, each outstanding Class B ordinary share of the Issuer (“Founder Shares”) was converted into one share of the Issuer’s Class A common stock. The Reporting Persons held 6,450,000 Founder Shares prior to the Business Combination, which were converted into 6,450,000 shares of Class A common stock upon the Domestication. In connection with the consummation of the Business Combination, 2,335,000 of the Founder Shares were forfeited by the Reporting Persons to the Issuer for no consideration. In addition, 2,965,000 shares of Class A common stock held in an escrow account, subject to vesting and forfeiture based on certain stock price thresholds for the Class A common stock.

As of July 17, 2019, the Reporting Persons may be deemed to beneficially own 4,115,000 shares of the Issuer’s Class A common stock, representing 10.7% of the Class A common stock issued and outstanding. The percentage of Class A common stock held by the Reporting Persons is based upon the 38,593,284 shares of Class A common stock issued and outstanding as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2019.

Thunder Bridge Acquisition, LLC is the record holder of the shares reported herein. Mr. Simanson is the managing member of Thunder Bridge Acquisition, LLC. As such, he may be deemed to have or share voting and dispositive power of the Class A common stock held directly by Thunder Bridge Acquisition, LLC.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 17, 2019

Thunder Bridge Acquisition, LLC a Delaware limited liability Company

By:	/s/ Gary Simanson
Name:	Gary Simanson
Title:	Managing Member

/s/ Gary Simanson
Gary Simanson